Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING ANNOUNCES tender Offer for
ALL OF its outstanding 6.625% senior notes due 2020 and
A PORTION of its outstanding 6.500% senior notes due 2021

Calgary, Alberta, Canada – November 8, 2017

Precision Drilling Corporation (“Precision”) announced today that it commenced tender offers for any and all of its outstanding 6.625% Senior Notes due 2020 (the “2020 Notes”) and up to US$70,000,000 of its outstanding 6.500% Senior Notes due 2021 (the “2021 Notes” and, together with the 2020 Notes, the “Notes”). Concurrently with the tender offers, Precision is also soliciting consents from the holders of its 2020 Notes for proposed amendments (the “Proposed Amendments”) to the terms of the 2020 Notes to reduce the minimum notice period required in connection with redemption of the 2020 Notes from 30 days to 3 business days and to eliminate substantially all of the restrictive covenants and certain events of default in the relevant indenture. Precision intends to finance the purchase of the Notes tendered in the tender offers with cash on hand and the net proceeds from the closing of Precision’s private placement of unsecured senior notes due 2026 (the “New Notes Offering”), which was separately announced by Precision.

The tender offers will expire at 12:00 midnight New York City time, at the end of the day on December 6, 2017, unless extended (such date and time, as it may be extended, the “Expiration Date”) or earlier terminated by Precision. For the avoidance of doubt, as used in this news release, midnight on a particular day refers to the time one minute after 11:59 p.m. on such day. Holders who validly tender, and do not validly withdraw, their Notes on or prior to the Expiration Date, will receive the Tender Offer Consideration amount set forth in the table below for each US$1,000 principal amount of Notes purchased in the tender offers, plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment, subject, with respect to the 2021 Notes, to a tender cap of US$70,000,000 (the “Tender Cap”) and proration (the “Tender Offer Consideration”). Furthermore, holders who validly tender, and do not validly withdraw, their Notes at or prior to 5:00 p.m. New York City time on November 21, 2017 will receive the Early Tender Premium amount set forth in the table below for each US$1,000 principal amount of Notes purchased pursuant to the Offers (the “Early Tender Premium”) in addition to the Tender Offer Consideration (the Tender Offer Consideration, together with any Early Tender Premium, the “Total Consideration”), in the amount set forth in the table below for each US$1,000 principal amount of Notes, subject, with respect to the 2021 Notes, to the Tender Cap and proration. Upon the receipt of the required consents to approve the Proposed Amendments, Precision will enter into a supplemental indenture to amend the terms of the indenture governing the 2020 Notes. Tenders of the Notes must be made on or prior to the Expiration Date, and the Notes may be withdrawn at any time on or prior to the Early Tender Date.

Dollars per US$1,000 Principal Amount of Notes
Title of Notes	Tender Offer Consideration	Early Tender Premium	Total Consideration
6.625% Senior Notes due 2020	US$985.00	US$30.00	US$1,015.00
6.500% Senior Notes due 2021	US$995.00	US$30.00	US$1,025.00

The tender offers are contingent upon the satisfaction of certain conditions, including that Precision issues at least US$400,000,000 principal amount of notes in the New Notes Offering. Upon repurchase or redemption, the 2020 Notes and such 2021 Notes will be cancelled.

Full details of the terms and conditions of the tender offers are included in the Offer to Purchase and Consent Solicitation Statement dated November 8, 2017.

Precision has retained RBC Capital Markets, LLC to act as the dealer manager for the tender offers and as solicitation agent for the consent solicitation. Questions regarding the tender offers may be directed to RBC Capital Markets, LLC at (877) 381-2099 (toll-free) and (212) 618-7843 (collect). Requests for the Offer to Purchase and Consent Solicitation Statement and other documents relating to the tender offers may be directed to D.F. King & Co., Inc., the Tender Agent and Information Agent in connection with the tender offers, at (800) 676-7437 (toll-free).

None of Precision, any member of its Board of Directors, the Dealer Manager and Solicitation Agent or the Tender Agent and Information Agent is making any recommendation to holders as to whether to tender or refrain from tendering their Notes into the tender offers. Holders must decide whether they will tender and, if so, how many Notes they will tender.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, any securities, nor shall there be any sales of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The tender offers are only being made pursuant to the tender offer documents, including the Offer to Purchase and Consent Solicitation Statement and the related Consent and Letter of Transmittal that Precision is distributing to holders of the Notes. The tender offers are not being made to holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

Forward-looking information and statements in this news release include, but are not limited to, the timing and completion of the proposed tender offers, whether the New Notes Offering and/or the 2020 Note Redemption are completed on the terms specified or at all and Precision’s use of the net proceeds from the New Notes Offering. Forward-looking information and statements are based on certain expectations and assumptions made by Precision, including the assumption that the tender offers will be completed as proposed. Although Precision believes that the expectations and assumptions on which such forward-looking information and statements are based are reasonable, undue reliance should not be placed on the forward-looking information and statements as Precision cannot give any assurance that they will prove to be correct. Actual results could differ materially from those currently anticipated due to a number of factors and risks, which include, but are not limited to, the risk that the New Notes Offering, the tender offers and/or the 2020 Note Redemption will not be completed as proposed or at all and general economic, market and business conditions. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other risks factors that could affect Precision’s operations, financial results and the completion of the offering are discussed in Precision’s annual information form and other disclosure documents on file with the Canadian securities commissions on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).

The forward-looking information and statements contained in this press release are made as of the date hereof and Precision does not undertake any obligation to update publicly or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford

Senior Vice President & Chief Financial Officer

403.716.4566

Ashely Connolly, CFA

Manger, Investor Relations

403.716.4725

403.716.4755 (FAX)

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1